ALEXCO

November 7, 2013

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel, and Mining
Washington, DC 20549-7010
Attention: Tia Jenkins, Senior Assistant Chief Accountant

Dear Ms. Jenkins:

Re: Alexco Resource Corp.
Form 40-F for Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 001-33621

Further to your comment letter dated October 18, 2013 with respect to the above captioned matter, and our response dated October 31, 2013, due to unanticipated staffing limitations combined with efforts required to complete the preparation of our third quarter interim financial report we have not yet completed our response to your comments. We anticipate that the response will be provided by Friday, November 15, 2013.

If you have any questions or concerns in regard to this request for extension, please contact the undersigned at (604) 631-4134 or at dwhittle@alexcoresource.com.

Sincerely,

ALEXCO RESOURCE CORP.

/s/ David Whittle

Per: David E. Whittle
Chief Financial Officer

Head Office

Alexco Resource Corp.
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

T. 604 633 4888

F. 604 633 4887